

13030082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 26 2013
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LiquidPoint LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S.Wacker Drive, Suite 4700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Saliba **(312) 986-2000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name –*of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony J. Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LIQUIDPOINT LLC as of December 31st, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Anthony J. Saliba, President and Chief Executive Officer



OFFICIAL SEAL
PATRICIA M. SUERTH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-13-2016



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquidPoint LLC

Statement of Financial Condition

December 31, 2012

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
LiquidPoint LLC

We have audited the accompanying statement of financial condition of LiquidPoint LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

LiquidPoint LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 4,975,680
Deposits with clearing organizations	2,539,167
Receivables and unbilled revenue from brokers, dealers and clearing organizations	3,264,703
Accounts receivable and unbilled revenue, net of allowance of $647,652	1,870,767
Fixed assets, net of accumulated depreciation and amortization of $ 1,892,183	1,773,010
Goodwill	301,168
Intangible assets, net of accumulated amortization of $ 913,109	652,221
Other restricted deposits	303,182
Other assets	1,173,514
Total assets	$ 16,853,412
Liabilities and member's equity	
Liabilities:	
Accounts payable and other accrued expenses	$ 1,543,165
Deferred revenue	145,900
Accrued compensation and other liabilities	3,193,406
Total liabilities	4,882,471
Member's equity	11,970,941
Total liabilities and member's equity	$ 16,853,412

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

LiquidPoint LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE"), the National Futures Association and various other options exchanges in the United States. The Company is also registered as an independent Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company provides listed options execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers. The CBOE serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings. The remaining ownership stakes are held by ConvergEx's management as well as current and former directors and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits and money market accounts.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of cash deposits with The Options Clearing Corporation ("OCC") and short-term US Treasury bills. US Treasury bills are recorded at fair value with gains and losses included in interest income.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, other restricted deposits and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis

2. Significant Accounting Policies (continued)

over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Goodwill and Intangible Assets

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is three years from date of the original acquisition, and are also reviewed for impairment whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of customer lists.

Other Restricted Deposits

Other restricted deposits consist of certificates of deposit held in connection with the Company's occupancy-related operating lease. The carrying amounts of these certificates of deposit on the statement of financial condition approximate fair value.

Other Assets

Other assets primarily consist of prepaid assets and receivables from affiliates.

Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses primarily consist of amounts due to banks and other accrued expenses.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued compensation, payables to related parties and other miscellaneous liabilities.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and, as such is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

3. Financial Instruments (continued)

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities

US Treasury securities are valued using quoted market prices for similar instruments. Valuation adjustments are not applied. Accordingly, US Treasury securities are generally categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Assets				
Deposits with clearing organizations:				
US Treasury bills	$ –	$ 1,997,800	$ –	$ 1,997,800
Total assets	$ –	$ 1,997,800	$ –	$ 1,997,800

There were no transfers among levels during the year. At no point during the year did the Company hold any Level 3 assets or liabilities.

4. Receivables and Unbilled Revenue from Brokers, Dealers and Clearing Organizations

At December 31, 2012, amounts receivable and unbilled revenue from brokers, dealers and clearing organizations include:

Broker-dealers receivables	$ 2,631,113
Broker-dealers unbilled revenue	526,845
Clearing organizations receivables	106,745
Total receivables and unbilled revenue	$ 3,264,703

5. Fixed Assets

At December 31, 2012, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer hardware	$ 2,617,091	$ (1,435,353)	$ 1,181,738
Leasehold improvements	191,345	(16,686)	174,659
Software	552,279	(287,651)	264,628
Furniture and equipment	304,478	(152,493)	151,985
Total	$ 3,665,193	$ (1,892,183)	$ 1,773,010

6. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of May 1, 2012 and determined no impairment charge was required. Subsequent to May 1, 2012, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

6. Goodwill and Intangible Assets (continued)

The following table summarizes intangible assets as of December 31, 2012:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 1,565,330	$ (913,109)	$ 652,221

No events have occurred or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

7. Deferred Compensation

The Company provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards are generally payable to each employee over the two years following the grant of the award. Expense related to these awards is recognized ratably over the service period of three years. The Company plans to make payments related to this program of $1,106,640, $635,065 and $209,540 in 2013, 2014 and 2015 respectively.

8. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the Company's 401(k) plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan.

9. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Two customers accounted for, in aggregate, 25% of the accounts receivable balance at December 31, 2012.

10. Commitments and Contingencies

The Company is obligated under a non-cancelable operating lease to pay the following minimum rentals:

	Lease Payments
Year:	
2013	$ 498,860
2014	511,830
2015	392,445
	$ 1,403,135

The operating leases are subject to periodic escalation charges. The Company's operating lease expires in September 2015

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

11. Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2012.

At December 31, 2012, Group and Eze Castle had $706,022,729 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

12. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") and CFTC Regulation 1.17 ("Regulation 1.17"). The Company has elected to operate under that portion of Rule 15c3-1 which requires that the Company maintain "net capital" equal to the greater of $100,000 or $6^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2012, the Company had regulatory net capital of $3,234,490, which was $2,908,992 in excess of its minimum net capital requirement of $325,498. The Company's aggregate indebtedness to net capital ratio was 1.5 to 1.

The Company is also subject to OCC Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or $6\ ^2/_3$ percent of aggregate indebtedness. At December 31, 2012, the Company had $1,234,490 of net capital in excess of this minimum requirement.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) under the Securities Exchange Act of 1934.

13. Related Party Transactions

The Company provides and receives a support service fee to cover shared expenses with ConvergEx and various affiliated entities, whereby certain management, administrative and technical services are provided to and from the Company. In certain cases, the Company prepays or makes estimated payments to affiliates that exceed actual expenses incurred. At December 31, 2012, the Company had a net payable of $149,124 related to these services which is included in accrued compensation and other liabilities.

Under separate agreements, the Company supplies execution, clearing and referral services to ConvergEx Execution Solutions LLC ("CES"). In addition, the Company incurs certain expenses related to this activity which are reimbursed by CES. At December 31, 2012, the Company had net receivables of $934,202 from CES relating to these services which are included in other assets.

The Company provides execution services to BNY Mellon. At December 31, 2012, the Company had net receivables of $135,497 from BNY Mellon relating to these services which are included

13. Related Party Transactions (continued)

in receivables and unbilled revenue from brokers, dealers and clearing organizations on the statement of financial condition.

The Company also provides execution and software technology services to Pershing LLC ("Pershing"), a subsidiary of BNY Mellon. At December 31, 2012, the Company had net receivables of $70,244 from Pershing relating to these services which are included in receivables and unbilled revenue from brokers, dealers and clearing organizations on the statement of financial condition.

The Company provides office space and related services to CES and Eze Castle Software LLC ("Eze LLC"). The Company and several related party entities under common control are party to an agreement with CES that permits CES to allocate a portion of its lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by CES.

The Company reimburses Eze Castle Transaction Services, LLC ("ECTS") for a discount that ECTS LLC provides to certain of its broker customers based on business transacted between those brokers and the Company. As of December 31, 2012 the Company owed $500 relating to these services, which is reflected in accrued compensation and other liabilities on the statement of financial condition.

The Company's Chief Executive Officer maintains significant ownership interest in SalibaCo, LLC ("SalibaCo") and minority ownership interest in Reagan.com, LLC ("Reagan.com"). SalibaCo owns greater than 5% but less than 10% of Reagan.com, in addition to the CEO's personal investment of less than 5%. The Company receives certain administrative support from SalibaCo. Under a separate agreement, the company supplies technical support and certain project management services to Reagan.com. In March, 2012, the Company sold its entire ownership interest in the Connors Group (which was less than 5%), a financial markets information company, to Group in exchange for cash.

14. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LiquidPoint, LLC
311 South Wacker Drive
Chicago, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Joanna Salamone 617-316-1119

2. A. General Assessment (item 2e from page 2) $84,864

B. Less payment made with SIPC-6 filed (exclude interest) (42,814)
paid 8/1/12 check #4325
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 42,050

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $42,050

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $42,050

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LiquidPoint, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Fin'l Controller
(Title)

Dated the 20 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$35,214,247
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,114,589
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sublease income and affiliate support fees	153,988
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,268,577
2d. SIPC Net Operating Revenues	$33,945,670
2e. General Assessment @ .0025	$84,864

(to page 1, line 2.A.)